Exhibit 3

Part III: **Manner of Operations**

Item 12:   Liquidity Providers

Are there any formal or informal arrangements with any Subscriber or the Broker-Dealer Operator to provide orders or trading interest to the NMS Stock ATS (e.g., undertaking to buy or sell continuously, or to meet specified thresholds of trading or quoting activity)?

Yes ☑ No ☐

If yes, describe the arrangement, including the terms and conditions.

Anonymous liquidity providers ("ALPs") are under no formal or informal obligation to provide order flow. However, liquidity providers who submit conditional orders are expected to firm-up upon request unless precluded from doing so by a race condition. Failure to do so could result in a liquidity provider being restricted from submitting conditional orders.

Aqua expects liquidity providers to have order flow that is relatively "patient." Aqua discourages liquidity providers from frequently submitting orders and cancelling them after a short time as this behavior would create Notices that "flicker" on liquidity taker desktops without actually being available to trade. Aqua may partially exclude liquidity providers with order flow that is not patient by requiring such a liquidity provider to mark its orders "book-only" so as not to generate Notices.

Similarly, Aqua may partially exclude liquidity providers that do not consistently firm up their conditional orders upon request. Aqua reviews this behavior in response to feedback from liquidity takers and other liquidity providers. Aqua may partially exclude liquidity providers who do not consistently firm up their conditional orders by limiting them to submitting firm orders only.

Aqua currently has one ILP, Goldman Sachs, with which it has entered into a Referral, Identified Liquidity Provision and Compensation Sharing Agreement. Goldman Sachs, an Aqua subscriber, will participate as an ILP and refer its buyside clients to Aqua. ~~ILP~~ Subscribers that are clients of the ILP will also be onboarded as ~~subscribers~~brokerage clients of Aqua, except in cases where the client elects to use the ILP exclusively as its BOR. In these instances where the subscriber uses the ILP exclusively as its BOR, Goldman Sachs will act as the subscriber's broker for all purposes, including KYC, onboarding documentation, credit and Rule 15c3-5 market access controls. Clients of the ILP are subscribers of the Aqua ATS. Goldman Sachs is the only Aqua liquidity provider currently permitted to act as an ILP in Aqua.

The ILP does not have an obligation to provide continuous quotes.

Exhibit 3

At the discretion of the ILP, all orders submitted by the ILP generate Notices to and match against (i) orders from all liquidity takers, or (ii) only orders from liquidity takers that are its designated clients. An authorized person at the ILP will designate its clients by providing a list to Aqua Operations. Clients must concur in writing with the designation. The Aqua system places each liquidity taker into a classification to indicate whether or not the liquidity taker is a client of the ILP, in order to control the Notices and matching between the ILP and its clients.

Similarly, at the discretion of the ILP, all Notices generated from the ILP's liquidity are either visible to all liquidity takers, or are visible only to liquidity takers that are designated clients of the ILP. The identity of the ILP is disclosed on the Aqua Notice.

The "Go Fish" and Notice processes described in Part III, Item 11 work the same for the ILP as other liquidity providers with the exceptions noted above: (i) orders submitted by the ILP that are meant only for the ILP's designated clients can only generate Notices to and match against orders from liquidity takers that are its designated clients and (ii) the identity of the ILP is revealed on the Notice.

When a liquidity taker that is a designated client of an ILP executes a trade with the ILP, the ILP acts as the liquidity taker's broker-of-record ("BOR") on Aqua. When a liquidity taker elects to trade with a Notice from an ILP that has opted to generate Notices to all liquidity takers, designated clients of the ILP may elect to have either the ILP or Aqua serve as BOR. Liquidity takers that are not designated ILP clients use Aqua as BOR. The BOR serves as the buyside subscriber's agency broker on trades with the ILP executed in Aqua. The BOR receives a notification that its client is responding to a Notice, submits an order to Aqua and settles the ensuing trade with Aqua in its own name, while the liquidity taker settles its trade with and pays a commission to the BOR. When the ILP acts as a BOR, Aqua receives a revenue share from the BOR.

Goldman Sachs is also permitted to act as an anonymous liquidity provider ("ALP"). An ALP provides liquidity without revealing its identity to other subscribers.

Goldman Sachs shall be responsible for fixed OMS or EMS fees incurred by Aqua on behalf of Goldman Sachs' designated clients.

When acting as a BOR, the ILP is responsible for variable EMS or OMS fees incurred in connection with trades effected on behalf of its designated clients on Aqua.

Exhibit 3

Refer to the following sections for additional detail on the ILP, ALP and BOR: Part III, Item 1, Types of ATS Subscribers; Part III, Item 11, Trading Services Facilities and Rules; and Part III, Item 14, Counter-Party Selection.

Exhibit 3

Document comparison by Workshare 9.5 on Wednesday, May 13, 2020 10:44:55 AM

Input:	
Document 1 ID	file://C:\Users\DB100965\OneDrive - BGC Partners, O365 Tenant\Documents\Aqua Form ATS-N May 1 2020 Correcting Amendment sections for comparison.docx
Description	Aqua Form ATS-N May 1 2020 Correcting Amendment sections for comparison
Document 2 ID	file://C:\Users\DB100965\AppData\Local\Temp\Workshare\wmtemp10076\Aqua Form ATS-N May 13 2020 Updating Amendment sections for comparison.docx
Description	Aqua Form ATS-N May 13 2020 Updating Amendment sections for comparison
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